UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

iQIYI, Inc.
(Name of Issuer)

Class A Ordinary Shares, par value US$0.00001 per share
(Title of Class of Securities)

46267X 108**
(CUSIP Number)

Jon Robert Lewis 33/F, Three Pacific Place, 1 Queen's Road East Admiralty, Hong Kong +852 2918 0088
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 19, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This CUSIP number applies to the American Depositary Shares (“ADSs”) of the Issuer, which are quoted on The Nasdaq Global Market under the symbol “IQ.” Each ADS represents seven Class A Ordinary Shares. No CUSIP has been assigned to the Class A Ordinary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46267X 108	SCHEDULE 13D	Page 2 of 16

1	NAME OF REPORTING PERSON PAGAC IV-1 (Cayman) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 489,802,551 Class A Ordinary Shares(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 489,802,551 Class A Ordinary Shares(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 489,802,551 Class A Ordinary Shares(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8% of the Class A Ordinary Shares(2)
14	TYPE OF REPORTING PERSON CO

(1)	Represents 489,802,551 Class A Ordinary Shares issuable upon conversion of the Convertible Senior Note (as defined below) held by PAGAC IV-1 (Cayman) Limited.
(2)	Percentage calculated based on 3,652,958,412 Class A Ordinary Shares issued and outstanding as reported in the Issuer’s prospectus supplement on Form 424(b)(5) filed with the SEC on January 18, 2023, after giving effect to the issuance of 76,500,000 ADSs offered by the Issuer and the exercise of the option by the underwriters to purchase 9,975,000 additional ADSs (the exercise of which is reported in the Issuer’s Form 20-F filed with the SEC on March 22, 2023), and the 489,802,551 Class A Ordinary Shares issuable upon conversion of the Convertible Senior Note held by PAGAC IV-1 (Cayman) Limited.

CUSIP No. 46267X 108	SCHEDULE 13D	Page 3 of 16

1	NAME OF REPORTING PERSON PAGAC IV-2 (Cayman) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 489,802,551 Class A Ordinary Shares(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 489,802,551 Class A Ordinary Shares(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 489,802,551 Class A Ordinary Shares(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8% of the Class A Ordinary Shares(2)
14	TYPE OF REPORTING PERSON CO

(1)	Represents 489,802,551 Class A Ordinary Shares issuable upon conversion of the Convertible Senior Note held by PAGAC IV-1 (Cayman) Limited. PAGAC IV-1 (Cayman) Limited is controlled by PAGAC IV-2 (Cayman) Limited.
(2)	Percentage calculated based on 3,652,958,412 Class A Ordinary Shares issued and outstanding as reported in the Issuer’s prospectus supplement on Form 424(b)(5) filed with the SEC on January 18, 2023, after giving effect to the issuance of 76,500,000 ADSs offered by the Issuer and the exercise of the option by the underwriters to purchase 9,975,000 additional ADSs (the exercise of which is reported in the Issuer’s Form 20-F filed with the SEC on March 22, 2023), and the 489,802,551 Class A Ordinary Shares issuable upon conversion of the Convertible Senior Note held by PAGAC IV-1 (Cayman) Limited.

CUSIP No. 46267X 108	SCHEDULE 13D	Page 5 of 16

1	NAME OF REPORTING PERSON PAGAC IV-4 (Cayman) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 303,753,520 Class A Ordinary Shares(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 303,753,520 Class A Ordinary Shares(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 303,753,520 Class A Ordinary Shares(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7% of the Class A Ordinary Shares(2)
14	TYPE OF REPORTING PERSON CO

(1)	Represents 303,753,520 Class A Ordinary Shares issuable upon conversion of the Convertible Senior Note held by PAGAC IV-4 (Cayman) Limited.
(2)	Percentage calculated based on 3,652,958,412 Class A Ordinary Shares issued and outstanding as reported in the Issuer’s prospectus supplement on Form 424(b)(5) filed with the SEC on January 18, 2023, after giving effect to the issuance of 76,500,000 ADSs offered by the Issuer and the exercise of the option by the underwriters to purchase 9,975,000 additional ADSs (the exercise of which is reported in the Issuer’s Form 20-F filed with the SEC on March 22, 2023), and the 303,753,520 Class A Ordinary Shares issuable upon conversion of the Convertible Senior Note held by PAGAC IV-4 (Cayman) Limited.

CUSIP No. 46267X 108	SCHEDULE 13D	Page 6 of 16

1	NAME OF REPORTING PERSON PAGAC IV-6 (Cayman) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 303,753,520 Class A Ordinary Shares(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 303,753,520 Class A Ordinary Shares(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 303,753,520 Class A Ordinary Shares(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7% of the Class A Ordinary Shares(2)
14	TYPE OF REPORTING PERSON CO

(1)	Represents 303,753,520 Class A Ordinary Shares issuable upon conversion of the Convertible Senior Note held by PAGAC IV-4 (Cayman) Limited. PAGAC IV-4 (Cayman) Limited is controlled by PAGAC IV-6 (Cayman) Limited.
(2)	Percentage calculated based on 3,652,958,412 Class A Ordinary Shares issued and outstanding as reported in the Issuer’s prospectus supplement on Form 424(b)(5) filed with the SEC on January 18, 2023, after giving effect to the issuance of 76,500,000 ADSs offered by the Issuer and the exercise of the option by the underwriters to purchase 9,975,000 additional ADSs (the exercise of which is reported in the Issuer’s Form 20-F filed with the SEC on March 22, 2023), and the 303,753,520 Class A Ordinary Shares issuable upon conversion of the Convertible Senior Note held by PAGAC IV-4 (Cayman) Limited.

CUSIP No. 46267X 108	SCHEDULE 13D	Page 7 of 16

1	NAME OF REPORTING PERSON PAG Asia IV LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 793,556,071 Class A Ordinary Shares(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 793,556,071 Class A Ordinary Shares(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 793,556,071 Class A Ordinary Shares(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.8% of the Class A Ordinary Shares(2)
14	TYPE OF REPORTING PERSON PN

(1)	Represents 489,802,551 Class A Ordinary Shares issuable upon conversion of the Convertible Senior Note held by PAGAC IV-1 (Cayman) Limited and 303,753,520 Class A Ordinary Shares issuable upon conversion of the Convertible Senior Note held by PAGAC IV-4 (Cayman) Limited. PAGAC IV-1 (Cayman) Limited is controlled by PAGAC IV-2 (Cayman) Limited. PAGAC IV-4 (Cayman) Limited is controlled by PAGAC IV-6 (Cayman) Limited. PAGAC IV-2 (Cayman) Limited and PAGAC IV-6 (Cayman) Limited are controlled by PAG Asia IV LP.
(2)	Percentage calculated based on 3,652,958,412 Class A Ordinary Shares issued and outstanding as reported in the Issuer’s prospectus supplement on Form 424(b)(5) filed with the SEC on January 18, 2023, after giving effect to the issuance of 76,500,000 ADSs offered by the Issuer and the exercise of the option by the underwriters to purchase 9,975,000 additional ADSs (the exercise of which is reported in the Issuer’s Form 20-F filed with the SEC on March 22, 2023), the 489,802,551 Class A Ordinary Shares issuable upon conversion of the Convertible Senior Note held by PAGAC IV-1 (Cayman) Limited, and the 303,753,520 Class A Ordinary Shares issuable upon conversion of the Convertible Senior Note held by PAGAC IV-4 (Cayman) Limited.

CUSIP No. 46267X 108	SCHEDULE 13D	Page 8 of 16

1	NAME OF REPORTING PERSON PAG Asia Capital GP IV Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 793,556,071 Class A Ordinary Shares(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 793,556,071 Class A Ordinary Shares(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 793,556,071 Class A Ordinary Shares(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.8% of the Class A Ordinary Shares(2)
14	TYPE OF REPORTING PERSON CO

(1)	Represents 489,802,551 Class A Ordinary Shares issuable upon conversion of the Convertible Senior Note held by PAGAC IV-1 (Cayman) Limited and 303,753,520 Class A Ordinary Shares issuable upon conversion of the Convertible Senior Note held by PAGAC IV-4 (Cayman) Limited. PAGAC IV-1 (Cayman) Limited is controlled by PAGAC IV-2 (Cayman) Limited. PAGAC IV-4 (Cayman) Limited is controlled by PAGAC IV-6 (Cayman) Limited. PAGAC IV-2 (Cayman) Limited and PAGAC IV-6 (Cayman) Limited are controlled by PAG Asia IV LP and PAG Asia Capital GP IV Limited is the general partner of PAG Asia IV LP.
(2)	Percentage calculated based on 3,652,958,412 Class A Ordinary Shares issued and outstanding as reported in the Issuer’s prospectus supplement on Form 424(b)(5) filed with the SEC on January 18, 2023, after giving effect to the issuance of 76,500,000 ADSs offered by the Issuer and the exercise of the option by the underwriters to purchase 9,975,000 additional ADSs (the exercise of which is reported in the Issuer’s Form 20-F filed with the SEC on March 22, 2023), the 489,802,551 Class A Ordinary Shares issuable upon conversion of the Convertible Senior Note held by PAGAC IV-1 (Cayman) Limited, and the 303,753,520 Class A Ordinary Shares issuable upon conversion of the Convertible Senior Note held by PAGAC IV-4 (Cayman) Limited.

CUSIP No. 46267X 108	SCHEDULE 13D	Page 9 of 16

1	NAME OF REPORTING PERSON PAG Capital Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 793,556,071 Class A Ordinary Shares(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 793,556,071 Class A Ordinary Shares(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 793,556,071 Class A Ordinary Shares(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.8% of the Class A Ordinary Shares(2)
14	TYPE OF REPORTING PERSON CO

(1)	Represents 489,802,551 Class A Ordinary Shares issuable upon conversion of the Convertible Senior Note held by PAGAC IV-1 (Cayman) Limited and 303,753,520 Class A Ordinary Shares issuable upon conversion of the Convertible Senior Note held by PAGAC IV-4 (Cayman) Limited. PAGAC IV-1 (Cayman) Limited is controlled by PAGAC IV-2 (Cayman) Limited. PAGAC IV-4 (Cayman) Limited is controlled by PAGAC IV-6 (Cayman) Limited. PAGAC IV-2 (Cayman) Limited and PAGAC IV-6 (Cayman) Limited are controlled by PAG Asia IV LP and PAG Asia Capital GP IV Limited is the general partner of PAG Asia IV LP. PAG Asia Capital GP IV Limited is controlled by PAG Capital Limited.
(2)	Percentage calculated based on 3,652,958,412 Class A Ordinary Shares issued and outstanding as reported in the Issuer’s prospectus supplement on Form 424(b)(5) filed with the SEC on January 18, 2023, after giving effect to the issuance of 76,500,000 ADSs offered by the Issuer and the exercise of the option by the underwriters to purchase 9,975,000 additional ADSs (the exercise of which is reported in the Issuer’s Form 20-F filed with the SEC on March 22, 2023), the 489,802,551 Class A Ordinary Shares issuable upon conversion of the Convertible Senior Note held by PAGAC IV-1 (Cayman) Limited, and the 303,753,520 Class A Ordinary Shares issuable upon conversion of the Convertible Senior Note held by PAGAC IV-4 (Cayman) Limited.

CUSIP No. 46267X 108	SCHEDULE 13D	Page 10 of 16

1	NAME OF REPORTING PERSON Pacific Alliance Group Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 793,766,071 Class A Ordinary Shares(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 793,766,071 Class A Ordinary Shares(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 793,766,071 Class A Ordinary Shares(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.9% of the Class A Ordinary Shares(2)
14	TYPE OF REPORTING PERSON CO

(1)	Represents 489,802,551 Class A Ordinary Shares issuable upon conversion of the Convertible Senior Note held by PAGAC IV-1 (Cayman) Limited, 303,753,520 Class A Ordinary Shares issuable upon conversion of the Convertible Senior Note held by PAGAC IV-4 (Cayman) Limited, and 210,000 Class A Ordinary Shares held by Pacific Alliance Asia Opportunity Fund L.P., a partnership established and registered in the Cayman Islands, and acquired through open market transactions for investment purposes. The source of funds for the purchase is from the general funds available to Pacific Alliance Asia Opportunity Fund L.P. PAGAC IV-1 (Cayman) Limited is controlled by PAGAC IV-2 (Cayman) Limited. PAGAC IV-4 (Cayman) Limited is controlled by PAGAC IV-6 (Cayman) Limited. PAGAC IV-2 (Cayman) Limited and PAGAC IV-6 (Cayman) Limited are controlled by PAG Asia IV LP and PAG Asia Capital GP IV Limited is the general partner of PAG Asia IV LP. PAG Asia Capital GP IV Limited is controlled by PAG Capital Limited which in turn is controlled by Pacific Alliance Group Limited. Pacific Alliance Asia Opportunity Fund L.P. is indirectly controlled by Pacific Alliance Group Limited.
(2)	Percentage calculated based on 3,652,958,412 Class A Ordinary Shares issued and outstanding as reported in the Issuer’s prospectus supplement on Form 424(b)(5) filed with the SEC on January 18, 2023, after giving effect to the issuance of 76,500,000 ADSs offered by the Issuer and the exercise of the option by the underwriters to purchase 9,975,000 additional ADSs (the exercise of which is reported in the Issuer’s Form 20-F filed with the SEC on March 22, 2023), the 489,802,551 Class A Ordinary Shares issuable upon conversion of the Convertible Senior Note held by PAGAC IV-1 (Cayman) Limited, and the 303,753,520 Class A Ordinary Shares issuable upon conversion of the Convertible Senior Note held by PAGAC IV-4 (Cayman) Limited.

CUSIP No. 46267X 108	SCHEDULE 13D	Page 11 of 16

1	NAME OF REPORTING PERSON PAG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 801,666,502 Class A Ordinary Shares(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 801,666,502 Class A Ordinary Shares(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 801,666,502 Class A Ordinary Shares(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.0% of the Class A Ordinary Shares(2)
14	TYPE OF REPORTING PERSON CO

(1)	Represents 489,802,551 Class A Ordinary Shares issuable upon conversion of the Convertible Senior Note held by PAGAC IV-1 (Cayman) Limited, 303,753,520 Class A Ordinary Shares issuable upon conversion of the Convertible Senior Note held by PAGAC IV-4 (Cayman) Limited, 210,000 Class A Ordinary Shares held by Pacific Alliance Asia Opportunity Fund L.P., and 7,900,431 Class A Ordinary Shares held by Polymer Asia Fund LP, a partnership established and registered in the Cayman Islands ("Polymer"), and acquired through open market transactions for investment purposes. The source of funds for the purchase is from the general funds available to Polymer. PAGAC IV-1 (Cayman) Limited is controlled by PAGAC IV-2 (Cayman) Limited. PAGAC IV-4 (Cayman) Limited is controlled by PAGAC IV-6 (Cayman) Limited. PAGAC IV-2 (Cayman) Limited and PAGAC IV-6 (Cayman) Limited are controlled by PAG Asia IV LP and PAG Asia Capital GP IV Limited is the general partner of PAG Asia IV LP. PAG Asia Capital GP IV Limited is controlled by PAG Capital Limited which in turn is controlled by Pacific Alliance Group Limited. Pacific Alliance Group Limited is controlled by PAG. Pacific Alliance Asia Opportunity Fund L.P. and Polymer are indirectly controlled by PAG.
(2)	Percentage calculated based on 3,652,958,412 Class A Ordinary Shares issued and outstanding as reported in the Issuer’s prospectus supplement on Form 424(b)(5) filed with the SEC on January 18, 2023, after giving effect to the issuance of 76,500,000 ADSs offered by the Issuer and the exercise of the option by the underwriters to purchase 9,975,000 additional ADSs (the exercise of which is reported in the Issuer’s Form 20-F filed with the SEC on March 22, 2023), the 489,802,551 Class A Ordinary Shares issuable upon conversion of the Convertible Senior Note held by PAGAC IV-1 (Cayman) Limited, and the 303,753,520 Class A Ordinary Shares issuable upon conversion of the Convertible Senior Note held by PAGAC IV-4 (Cayman) Limited.

CUSIP No. 46267X 108	SCHEDULE 13D	Page 12 of 16

Explanatory Note

This Amendment No. 2 (this “Amendment”) amends the statement on Schedule 13D filed with the SEC by the Reporting Persons on January 9, 2023 (as subsequently amended by Amendment No. 1 filed with the SEC on January 23, 2023, the “Original Schedule 13D”) as specifically set forth herein (as so amended hereby, this “Schedule 13D”). Except as provided herein, each Item of the Original Schedule 13D remains unchanged.

Item 2.	Identity and Background

Item 2 of the Original Schedule 13D is hereby amended and restated as follows:

(a) – (c), (f) This Schedule 13D is being filed jointly by the following persons (collectively, the “Reporting Persons”, and each a “Reporting Person”) pursuant to Rule 13d-1(k) promulgated by the United States Securities and Exchange Commission (the “SEC”) under Section 13 of the Act:

(1)	PAGAC IV-1 (Cayman) Limited, an exempted company incorporated in the Cayman Islands (“PAG Asia”);
(2)	PAGAC IV-2 (Cayman) Limited, an exempted company incorporated in the Cayman Islands;
(3)	PAGAC IV-4 (Cayman) Limited, an exempted company incorporated in the Cayman Islands;
(4)	PAGAC IV-6 (Cayman) Limited, an exempted company incorporated in the Cayman Islands;
(5)	PAG Asia IV LP, an exempted limited partnership established and registered in the Cayman Islands;
(6)	PAG Asia Capital GP IV Limited, an exempted company incorporated in the Cayman Islands;
(7)	PAG Capital Limited, an exempted company incorporated in the Cayman Islands;
(8)	Pacific Alliance Group Limited, an exempted company incorporated in the Cayman Islands; and
(9)	PAG, an exempted company incorporated in the Cayman Islands; and

PAG Asia is controlled by PAGAC IV-2 (Cayman) Limited. PAGAC IV-4 (Cayman) Limited is controlled by PAGAC IV-6 (Cayman) Limited. PAGAC IV-2 (Cayman) Limited and PAGAC IV-6 (Cayman) Limited are controlled by PAG Asia IV LP and PAG Asia Capital GP IV Limited is the general partner of PAG Asia IV LP. PAG Asia Capital GP IV Limited is controlled by PAG Capital Limited which in turn is controlled by Pacific Alliance Group Limited. Pacific Alliance Group Limited is controlled by PAG.

The agreement among the Reporting Persons relating to the joint filing is attached hereto as Exhibit 99.1. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k).

Each of the Reporting Persons is an investment holding vehicle. The address of the Reporting Persons and their directors and officers is P.O. Box 472, Harbour Place, 2nd Floor, 103 South Church Street, George Town, Grand Cayman KY1-1106 Cayman Islands.

The name, present principal occupation or employment and citizenship of each of the directors and executive officers of the Reporting Persons as of the date hereof is set forth on Schedule A.

(d) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of their directors or officers, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of their directors or officers, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended to add the following:

CUSIP No. 46267X 108	SCHEDULE 13D	Page 13 of 16

On October 16, 2023 and October 19, 2023, PAG Asia transferred an aggregate of $200,000,000 principal amount of the Convertible Senior Notes to PAGAC IV-4 (Cayman) Limited in connection with an internal restructuring (the “Internal Transfer”). The source of funds for the purchase is from a loan facility in the principal amount of $200,000,000 made to PAGAC IV-4 (Cayman) Limited (the “Borrower”) by iQIYI HK Limited (the “Lender”) pursuant to a facility agreement dated September 27, 2023, among the Borrower, the Lender, PAG Asia and the Issuer (the “Facility Agreement”). On October 16, 2023, the Borrower and the Lender entered into a debenture, pursuant to which the Borrower agreed to charge the Convertible Senior Notes held by the Borrower and certain bank account of the Borrower in favor of the Lender to secure the Borrower’s obligations under the Facility Agreement.

In connection with the Internal Transfer, PAGAC IV-4 (Cayman) Limited has executed a joinder agreement to the Investment Agreement to become a party thereto. PAGAC IV-4 (Cayman) Limited continues to hold the Convertible Senior Notes for investment purposes only.

The foregoing description of the Facility Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Facility Agreement, which is filed as Exhibit 99.5 hereto and is incorporated herein by reference.

The information set forth in footnote (1) of each of the cover pages of this Amendment with respect to Pacific Alliance Group Limited and PAG is incorporated herein by reference.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended to add the following:

The information set forth in Item 3 of this Amendment is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated as follows:

(a) – (b) The following disclosure is based on 3,652,958,412 Class A Ordinary Shares issued and outstanding as reported in the Issuer’s prospectus supplement on Form 424(b)(5) filed with the SEC on January 18, 2023, after giving effect to the issuance of 76,500,000 ADSs offered by the Issuer and the exercise of the option by the underwriters to purchase 9,975,000 additional ADSs (the exercise of which is reported in the Issuer’s Form 20-F filed with the SEC on March 22, 2023), the 489,802,551 Class A Ordinary Shares issuable upon conversion of the Convertible Senior Note held by PAG Asia, and/or the 303,753,520 Class A Ordinary Shares issuable upon conversion of the Convertible Senior Note held by PAGAC IV-4 (Cayman) Limited. The Reporting Persons understand that the Issuer’s ordinary shares are divided into Class A Ordinary Shares and Class B ordinary shares, par value $0.00001 per share of the Issuer (the “Class B Ordinary Shares”). Holders of Class A Ordinary Shares are entitled to one vote per share, while holders of Class B Ordinary Shares are entitled to ten votes per share. According to the Issuer’s prospectus supplement on Form 424(b)(5) filed with the SEC on January 18, 2023, the holder of the Issuer’s Class B Ordinary Shares holds approximately 89.5% of the voting power of the Issuer’s outstanding shares immediately after the offering pursuant to such prospectus supplement (assuming the underwriters do not exercise their option to purchase additional ADSs). Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein.

			Number of shares as to which such person has:
Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
PAG Asia	489,802,551 Class A Ordinary Shares(6)	11.8% of the Class A Ordinary Shares(11)	489,802,551 Class A Ordinary Shares	0	489,802,551 Class A Ordinary Shares	0
PAGAC IV-2 (Cayman) Limited(1)	489,802,551 Class A Ordinary Shares(6)	11.8% of the Class A Ordinary Shares(11)	489,802,551 Class A Ordinary Shares	0	489,802,551 Class A Ordinary Shares	0
PAGAC IV-4 (Cayman) Limited	303,753,520 Class A Ordinary Shares(7)	7.7% of the Class A Ordinary Shares(12)	303,753,520 Class A Ordinary Shares	0	303,753,520 Class A Ordinary Shares	0
PAGAC IV-6 (Cayman) Limited (2)	303,753,520 Class A Ordinary Shares(7)	7.7% of the Class A Ordinary Shares(12)	303,753,520 Class A Ordinary Shares	0	303,753,520 Class A Ordinary Shares	0

CUSIP No. 46267X 108	SCHEDULE 13D	Page 14 of 16

			Number of shares as to which such person has:
Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
PAG Asia IV LP(3)	793,556,071 Class A Ordinary Shares(8)	17.8% of the Class A Ordinary Shares(13)	793,556,071 Class A Ordinary Shares	0	793,556,071 Class A Ordinary Shares	0
PAG Asia Capital GP IV Limited(3)	793,556,071 Class A Ordinary Shares(8)	17.8% of the Class A Ordinary Shares(13)	793,556,071 Class A Ordinary Shares	0	793,556,071 Class A Ordinary Shares	0
PAG Capital Limited(3)	793,556,071 Class A Ordinary Shares(8)	17.8% of the Class A Ordinary Shares(13)	793,556,071 Class A Ordinary Shares	0	793,556,071 Class A Ordinary Shares	0
Pacific Alliance Group Limited(3)(4)	793,766,071 Class A Ordinary Shares(9)	17.9% of the Class A Ordinary Shares(13)	793,766,071 Class A Ordinary Shares	0	793,766,071 Class A Ordinary Shares	0
PAG(3)(5)	801,666,502 Class A Ordinary Shares(10)	18.0% of the Class A Ordinary Shares(13)	801,666,502 Class A Ordinary Shares	0	801,666,502 Class A Ordinary Shares	0

(1)       PAG Asia is controlled by PAGAC IV-2 (Cayman) Limited. PAGAC IV-2 (Cayman) Limited may be deemed to have the sole voting and dispositive powers with respect to the Class A Ordinary Shares beneficially owned by PAG Asia.

(2)       PAGAC IV-4 (Cayman) Limited is controlled by PAGAC IV-6 (Cayman) Limited. PAGAC IV-6 (Cayman) Limited may be deemed to have the sole voting and dispositive powers with respect to the Class A Ordinary Shares beneficially owned by PAGAC IV-4 (Cayman) Limited.

(3)       PAG Asia is controlled by PAGAC IV-2 (Cayman) Limited. PAGAC IV-4 (Cayman) Limited is controlled by PAGAC IV-6 (Cayman) Limited. PAGAC IV-2 (Cayman) Limited and PAGAC IV-6 (Cayman) Limited are controlled by PAG Asia IV LP and PAG Asia Capital GP IV Limited is the general partner of PAG Asia IV LP. PAG Asia Capital GP IV Limited is controlled by PAG Capital Limited which in turn is controlled by Pacific Alliance Group Limited. Pacific Alliance Group Limited is controlled by PAG. Each of PAG Asia IV LP, PAG Asia Capital GP IV Limited, PAG Capital Limited, Pacific Alliance Group Limited and PAG may be deemed to have the sole voting and dispositive powers with respect to the Class A Ordinary Shares beneficially owned by PAG Asia.

(4)        Pacific Alliance Asia Opportunity Fund L.P. is indirectly controlled by Pacific Alliance Group Limited. Pacific Alliance Group Limited may be deemed to have the sole voting and dispositive powers with respect to the Class A Ordinary Shares beneficially owned by Pacific Alliance Asia Opportunity Fund L.P.

(5)        Pacific Alliance Asia Opportunity Fund L.P. and Polymer are indirectly controlled by PAG. PAG may be deemed to have the sole voting and dispositive powers with respect to the Class A Ordinary Shares beneficially owned by Pacific Alliance Asia Opportunity Fund L.P. and Polymer.

(6)       Represents 489,802,551 Class A Ordinary Shares issuable upon conversion of the Convertible Senior Note held by PAG Asia.

(7)       Represents 303,753,520 Class A Ordinary Shares issuable upon conversion of the Convertible Senior Note held by PAGAC IV-4 (Cayman) Limited.

(8)       Represents 489,802,551 Class A Ordinary Shares issuable upon conversion of the Convertible Senior Note held by PAG Asia and 303,753,520 Class A Ordinary Shares issuable upon conversion of the Convertible Senior Note held by PAGAC IV-4 (Cayman) Limited.

(9)       Represents 489,802,551 Class A Ordinary Shares issuable upon conversion of the Convertible Senior Note held by PAG Asia, 303,753,520 Class A Ordinary Shares issuable upon conversion of the Convertible Senior Note held by PAGAC IV-4 (Cayman) Limited, and 210,000 Class A Ordinary Shares held by Pacific Alliance Asia Opportunity Fund L.P.

CUSIP No. 46267X 108	SCHEDULE 13D	Page 15 of 16

(10)       Represents 489,802,551 Class A Ordinary Shares issuable upon conversion of the Convertible Senior Note held by PAG Asia, 303,753,520 Class A Ordinary Shares issuable upon conversion of the Convertible Senior Note held by PAGAC IV-4 (Cayman) Limited, 210,000 Class A Ordinary Shares held by Pacific Alliance Asia Opportunity Fund L.P., and 7,900,431 Class A Ordinary Shares held by Polymer.

(11)       Percentage calculated based on 3,652,958,412 Class A Ordinary Shares issued and outstanding as reported in the Issuer’s prospectus supplement on Form 424(b)(5) filed with the SEC on January 18, 2023, after giving effect to the issuance of 76,500,000 ADSs offered by the Issuer and the exercise of the option by the underwriters to purchase 9,975,000 additional ADSs (the exercise of which is reported in the Issuer’s Form 20-F filed with the SEC on March 22, 2023), and the 489,802,551 Class A Ordinary Shares issuable upon conversion of the Convertible Senior Note held by PAG Asia.

(12)        Percentage calculated based on 3,652,958,412 Class A Ordinary Shares issued and outstanding as reported in the Issuer’s prospectus supplement on Form 424(b)(5) filed with the SEC on January 18, 2023, after giving effect to the issuance of 76,500,000 ADSs offered by the Issuer and the exercise of the option by the underwriters to purchase 9,975,000 additional ADSs (the exercise of which is reported in the Issuer’s Form 20-F filed with the SEC on March 22, 2023), and the 303,753,520 Class A Ordinary Shares issuable upon conversion of the Convertible Senior Note held by PAGAC IV-4 (Cayman) Limited.

(13)       Percentage calculated based on 3,652,958,412 Class A Ordinary Shares issued and outstanding as reported in the Issuer’s prospectus supplement on Form 424(b)(5) filed with the SEC on January 18, 2023, after giving effect to the issuance of 76,500,000 ADSs offered by the Issuer and the exercise of the option by the underwriters to purchase 9,975,000 additional ADSs (the exercise of which is reported in the Issuer’s Form 20-F filed with the SEC on March 22, 2023), the 489,802,551 Class A Ordinary Shares issuable upon conversion of the Convertible Senior Note held by PAG Asia, and the 303,753,520 Class A Ordinary Shares issuable upon conversion of the Convertible Senior Note held by PAGAC IV-4 (Cayman) Limited.

(c) Except as set forth herein, none of the Reporting Persons has effected any transactions in the Class A Ordinary Shares during the 60 days preceding the filing of this Schedule 13D.

(d) No person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities covered by this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended to add the following:

Pursuant to a certain transfer agreement between PAG Asia and PM Partners I LP (a partnership established and registered under the laws of the British Virgin Islands (“PM Partners”) and indirectly controlled by Pacific Alliance Group Limited), dated February 24, 2023, PAG Asia transferred $2,500,000 principal amount of the Convertible Senior Notes to PM Partners for a purchase price of $2,500,000. On April 18, 2023, PM Partners disposed of $27,500,000 principal amount of the Convertible Senior Notes (including $25,000,000 principal amount of the Convertible Senior Notes previously purchased from PAG Asia) in a private transaction, and ceased to hold any Convertible Senior Notes.

The information set forth in Item 3 of this Amendment is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended by deleting Exhibit 99.1 thereto and insert the following additional exhibits:

Exhibit 99.1	Joint Filing Agreement, by and among the Reporting Persons, dated October 19, 2023

Exhibit 99.5	Facility Agreement, by and among PAGAC IV-4 (Cayman) Limited, as Borrower, iQIYI HK Limited, as Lender, PAGAC IV-1 (Cayman) Limited and iQIYI, Inc, dated September 27, 2023

CUSIP No. 46267X 108	SCHEDULE 13D	Page 16 of 16

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 19, 2023

PAGAC IV-1 (Cayman) Limited

By:	/s/ Koichi Ito
Name:	PAGAC4 Secretaries Limited, represented by Koichi Ito
Title:	Director

PAGAC IV-2 (Cayman) Limited

By:	/s/ Koichi Ito
Name:	PAGAC4 Secretaries Limited, represented by Koichi Ito
Title:	Director

PAGAC IV-4 (Cayman) Limited

By:	/s/ Koichi Ito
Name:	Koichi Ito
Title:	Director

PAGAC IV-6 (Cayman) Limited

By:	/s/ Koichi Ito
Name:	Koichi Ito
Title:	Director

PAG Asia IV LP

By:	/s/ Jon Robert Lewis
Name:	Jon Robert Lewis
Title:	Director of PAG Asia Capital GP IV Limited, acting as general partner of PAG Asia IV LP

PAG Asia Capital GP IV Limited

By:	/s/ Jon Robert Lewis
Name:	Jon Robert Lewis
Title:	Director

CUSIP No. 46267X 108	SCHEDULE 13D	Page 17 of 16

PAG CAPITAL LIMITED

By:	/s/ Jon Robert Lewis
Name:	Pacific Alliance Group Limited, represented by Jon Robert Lewis
Title:	Director

PACIFIC ALLIANCE GROUP LIMITED

By:	/s/ Jon Robert Lewis
Name:	Jon Robert Lewis
Title:	Director

PAG

By:	/s/ Derek Roy Crane
Name:	Derek Roy Crane
Title:	Director

Schedule A

Schedule A is hereby amended and restated in its entirety as follows:

Name	Present Principal Occupation	Citizenship / Place of Organization PAGAC IV-1 (Cayman) Limited
PAGAC IV-1 (Cayman) Limited

PAGAC4 Secretaries Limited	Director of PAGAC IV-1 (Cayman) Limited	British Virgin Islands

PAGAC IV-2 (Cayman) Limited

PAGAC4 Secretaries Limited	Director of PAGAC IV-2 (Cayman) Limited	British Virgin Islands

PAGAC IV-4 (Cayman) Limited

Lincoln Lin Feng Pan	Director of PAGAC IV-4 (Cayman) Limited	Chinese
Koichi Ito	Director of PAGAC IV-4 (Cayman) Limited	Japanese
Jong Woo Jeong	Director of PAGAC IV-4 (Cayman) Limited	Korean

PAGAC IV-6 (Cayman) Limited

Lincoln Lin Feng Pan	Director of PAGAC IV-6 (Cayman) Limited	Chinese
Koichi Ito	Director of PAGAC IV-6 (Cayman) Limited	Japanese
Jong Woo Jeong	Director of PAGAC IV-6 (Cayman) Limited	Korean

PAG Asia IV LP

PAG Asia Capital GP IV Limited	General partner of PAG Asia IV LP	Cayman Islands

PAG Asia Capital GP IV Limited

Derek Roy Crane	Director of PAG Asia Capital GP IV Limited	British
Jon Robert Lewis	Director of PAG Asia Capital GP IV Limited	United States
Noel Patrick Walsh	Director of PAG Asia Capital GP IV Limited	Irish
Mark Raymond Bennett	Director of PAG Asia Capital GP IV Limited	British

PAG Capital Limited

Pacific Alliance Group Limited	Director of PAG Capital Limited	Cayman Islands
Weijian Shan	Director of PAG Capital Limited	Chinese

Pacific Alliance Group Limited

Jon Robert Lewis	Director of Pacific Alliance Group Limited	United States
Derek Roy Crane	Director of Pacific Alliance Group Limited	British
Christopher Marcus Gradel	Director of Pacific Alliance Group Limited	British

PAG

Derek Roy Crane	Director, Partner, Chief Operating Officer
	and Chief Financial Officer	British
Weijian Shan	Chairman	Chinese
Christopher Marcus Gradel	Director and Chief Executive Officer	British
Jon-Paul Toppino	Director and President	United States